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Subject Company: Cerberus Telecom Acquisition Corp.

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New Street Research Fireside Chat with KORE Wireless CEO, Romil Bahl, Transcript

August 30, 2021

Jonathan Chaplin: And joined by Romil Bahl the CEO of KORE Wireless many of you might not know KORE it’s not a public company yet, though, if all goes according to plan, it will be by mid September.

KORE helps companies deploy manage and scale IoT solutions they sit between the carriers and enterprises.

In the IoT space there’s a critical need for an enabling platform that sits between carriers and end users, for two reasons first.

The solutions are often complex and neither carriers nor enterprises have the expertise to deploy and manage them on their own, and second, many of the solutions require transnational or even global coverage imagine.

A connected heart monitoring device that stops working when you cross the border into Canada.

So KORE built a platform that spans 44 carriers globally provide service in a 190 countries around the world.

I wanted to introduce KORE for two reasons: first it is a fascinating company in its own right.

They’re close to a 20% top line grower rapidly expanding market segment recurring revenues operating leverage.

Many of the characteristics that we look for in love in infrastructure companies, yet they’ve got low capital intensity a little bit more like a software company.

The second reason is that, as a leading IoT enabled globally cause going to provide us valuable insights into the IoT market but, more specifically, or, more generally, actually into the burgeoning 5G wireless.

Enterprise market we’ve argued for a while that if there’s a new revenue opportunity that accrues to the carriers’ from 5G it’s going to be in enterprise.

And KORE can help us understand what that market looks like today how it’s likely to evolve well, thank you very much for joining us today we really appreciate it.

Romil Bahl: thanks for having me Jonathan happy to be here.

Jonathan Chaplin: Great and, by the way, I’m going to run through some questions and then we’ll open it to all of you to ask questions, please don’t be shy if you’d like to ask a question, as always.

You can raise your hand in the chat email or rather dial star nine if you’re on the phone or email questions to Ethan at ethan dot lacey at new street research.com and we’ll do our best to get them all addressed to kick things off. Promote give us a sense of what KORE owns what you’re sort of proprietary assets are.

That they give you that that that sort of underpaying your service and help us understand a little bit better that the bottleneck that that KORE Wireless controls or is targeting.

Romil Bahl: Yes, so look so. First of all, I just put this slide up because I think it’s a pretty good summary of the story, and allow your viewers, to look at it and in case they are planning to ask questions and we don’t hit one of these points that they’re interested in. So let me start with just a quick overview of KORE right, I mean, as you said, pure play IoT company and a solution and enabler, right, we are not in the business of the end to end solution the end beams case in application, if you will, this means that when you invest in KORE, you are not investing in somebody that’s promising to be the next best remote patient monitoring company.

You know cardiac or the monitoring or continuous glucose monitoring or all those chronic diseases that all want to be managed remotely patients want to be managed remotely etc we’re not trying to be the next pet tracker company we’re not trying to be the next best fleet management company.

The fact is all of those thousands and thousands and thousands of use cases and 10s of thousands of customers or potential customers for us because we help them deploy manage and scale their IoT applications, so when it comes to the complexities we solved.

You know let’s talk about that I’m not sure I’d characterize it as a bottleneck but it’s a very real problem we’re solving for customers in the world of IoT back in about 2010 when the term IoT was popping and was about as high as five g is today.

They said by golly there’ll be 20 billion devices IoT devices by 20 2025 million devices by, over the next five years between 2011 and 2015 we stumbled around the industry, made it extremely difficult for our customers to adopt IoT.

Cx cells of our various customers had to go, you know figure out how to put all the Lego bricks together themselves, there was a McKinsey study, I think it was that said, on average, and enterprise needs 18 partners to launch one and then solution and on and on and on and on, now it started to get better in the second half of the decade. It didn’t look like we were going to get anywhere close to the 20 million, but we got the 12th at the end of 2020. And we’re excited about that we’re excited about the momentum that suggests the fact that those enterprises that have adopted IoT are getting ready to really go global next year, etc, and so let me stop now at that level.

At some point we should talk about how we help customers adopt IoT how we do to deploy manage scale, which is the connectivity, solutions, analytics one-of-a-kind competitive position point on here we go main question here was what’s your IP right and so I’m going to click this forward for a minute to showcase not my services, but my IP, which is a little bit hard to explain when you don’t have the full context of the business, even now, but let me just say that.

What we provide as a multi, multi, multi, value proposition—multi-country multi-region multi-technology, multi-device global independent connectivity providers is 44 back-end carrier partnerships or integrations and ____knows several satellite players, we can integrate ____. We have fantastic IP in these three technology stacks for one platform, the ECM tech stack and hyperscaler stack.

And through that way to integrate API is in the enterprise or enterprise customers, or you can just use this as a portal kind of a SaaS tool, if you will. That’s the heart of the stack and, if you prefer a vertical stack.

It connect any device anywhere in the world aggregates that translates the protocols makes IoT simple to use, because what I send you for my user interface or our API the portal front end.

Is data, you can actually use to solve your problem, so fundamentally that’s what makes us a size or or cast company at our.

Jonathan Chaplin: Got it and Romil, safe to say that what you’re showing on these two slides collectively is what creates the most replicating this collection of IP with 44 carriers is incredibly difficult and that’s what establishes your pricing power.

Romil Bahl: that’s exactly right much exactly right when we summarize there under connectivity up at the top, by the way, each of those Carrier integrations can take up to two years to get done, cost up over a million dollars to actually integrate — if we hadn’t gone about doing this inorganically before my time I think a lot of credit for that last era of for when.

The private equity shot right involved, and we did a series acquisitions, but that’s what got us to 44 there’s nobody else remotely near as global, there’s nobody else will hopefully as many carrier integrations and then you add in the over $30 million and $50 million investment we’ve made over the last three years that I’ve been here, I’ve been into largely into the those technology stacks that I talked about.

And then, of course, the other thing we’ve been doing is taking that strong connectivity business, you know we think we’re going on a 10, 15, 20-year journey.

Sort of Twilio-like they started with a text SMS is that we’re starting where the IoT connectivity asset.

But then we’re layering in all of these solutions now analytic services, some of which the differentiators are listed on this page and, by the way, it’s real right this isn’t just a twinkle in the eye anymore, when I got here was 100% IoT connectivity CaaS business today, in fact, the second quarter, we just announced it’s close to 70:30 right so 30% of our revenue now is coming from IoT solutions, the newer services that we.

Jonathan Chaplin: got it and the, how do you price the service as well, what are the what’s the give it help us understand the sort of the contract nature and what basis you price on.

Romil Bahl: yeah So the first thing I’ll say about this chart where we talk about our services is that of course it says 74 and 26 days the mix that was 2020. The numbers I just mentioned, was q2 2021 and the discrepancy, even in our base case where we’ve said 440 million in revenue by 2025, which is what we’re sort of being underwritten to if you will.

You know, we see that becoming closer to 60:40 years it says if we’re successful as as certainly we intend to be in massively exceeding our base case going on that billion-dollar journey that we talked about with our server sponsors, etc. I think this will be 50:50 and more because IoT solutions and I knew or services will become a bigger part of the now let’s answer the pricing question our bread and butter CaaS service collectively as a service that we’ve done for almost two decades now. Is when this company was first formed.

Is a usage based pricing business right it’s again no different than a truly or whoever, you want to use its per subscriber per month, based on usage you get a data plan, if you go over that and pay us overages relatively simple to understand, in that sense now here’s the kicker here’s what gets us to the exciting recurring revenue business model that we are 90 plus percent last year revenue was recurring right 2020 over 91% recurring revenue, why does that happen well every time we put a SIM out there in the world, we activated device out in the world, on behalf of a customer. You’re pretty much guaranteed that that revenue will last the lifetime of that device which you know traditionally was five and seven years didn’t was becoming closer to 10 years now devices are lasting 12 and 15 minutes, especially in the low power, and you know usage of battery is getting so much better, etc, etc.

To civil wow what will you know, like Romil, if you have deployed at amp T over here and where it comes in, with a better offer a lot better offer what we want 10 cents or 20 cents better on our food per month right, so the cost of changing out the SIM card can be $150 can be $200 depending on the complexity of the use case the truck roll that might be required, as rather than the industry to get in there, get that SIM card change, there is no business case to take to change them so. There were some customers out of them that had left for before _____ during that helter-skelter transformational acquisition time when we were putting together this asset.

We are still counting revenue from them today, they left us, five and seven years ago that’s the cohort of customers, we call the one time during customers and we sort of ring fenced them off from the minute we arrived in 2018.

And really have been you know cultivating our business of the other business of the other customer so anyway that’s how we price our cast service connectivity enablement can be more project oriented.

Because here we’re actually implementing a solution, using our tools and technology to enable you to get total control of your networks or like put in place a private network.

Which is the newest of the services we’re adding to the connectivity enablement piece should can have.

More project characteristics, but once implemented it again goes into a recurring maintenance revenue mode and almost all of our IoT solutions businesses are priced per device and either are a SAS tool explicitly or have a bit of manual intervention as we configure and deploy those devices for customers.

Jonathan Chaplin: got it and you mentioned Verizon or AT&T could come in and undercut you on price, but the switching costs are really high are those in the US your primary competitors who, when you when these guys churn where they where they typically going.

Oh, so I was actually not saying they were coming in under credit about. Let me be clear. We don’t own our own network right we’re not an MLM right so we’re always going to be on somebody else’s network, the example I was giving you was if you’re my customer I have deployed AT&T SIMs on you.

And Verizon was to attack that customer tried to come in directly and say hey I’ll give you a better rate summarizing salesperson shows up. That was that example right now the beauty of ECM and where everything is going, if you use our eastern platform, as I always tell our customers, for the first time you actually own your SIM card. As opposed to being a prisoner of a carrier right it’s the reason Apple has been pushing eSIM on the consumer side.

And we’re going to take advantage of it for the next decade or more as usage goes, by the way we almost a million eSIMs we shipped last year, out of 5 million SIMs that we should serve as a fantastic looking here and shipping year for us last year and I think that makes will keep changing and you get the 50:50 and then at some point really there’s no reason for a customer to buy a ______.

What do you see him allows you to do is change out in the field, the profile and therefore change out the carrier, so, while the revenue is going to be ours, and of course we can help the customer make higher-quality decisions lower price decisions, whatever decisions they want to make and so that’s how we stay ahead, remember, at the end of the day you know horizons network ends of the borders of the United States same with a _____ if you need to deploy in seven countries 20 countries 50 countries.

Your choices are you can either go cut contracts with 100 hundred and 50 carriers or come to KORE because we will actually connect you in all of those countries with one screen one bill one number to call.

It’s I mean it’s an untouchable value proposition, on its own, just the connectivity when I now added solutions and analytics and become this one stop shop, to make it easy for you to just launch into IoT that’s where we think we’ve become really, really.

Jonathan Chaplin: got it so if we just take down a little bit deeper Romil focusing on one case studies so managing pacemakers, for instance. How many companies beside KORE can do this, I mean I presume that Verizon and AT&T and even trying to compete against you in that business, because as, as you mentioned it’s a global business and they’ve got no way to deal with customers who cross borders.

Romil Bahl: yeah yeah so let’s talk through the complexities that meant, you know what why we why we crafted our strategy, the way we crafted it and then talk about the case study in that context the seven top challenges of. You know that make IoT deployment so complex or sort of captured in this little beehive looking thing on the left, right. The fragmented ecosystem that 18 partners on point on average security, of course, just resources X produced planning compliance in connected health and fleet and other industries there’s more regulations coming the interoperability issues compatibility issues are massive etc, etc, so we bring to bear a seven-step, seven by seven we actually call it, seven steps represented here on the right side of this page and each of these has seven major deliverables and you destroy through to launch. An IoT solution, again, no matter what your IoT solutions, you may not think of it as an IoT solution right, you may think of it is you know I’m working with the dog whisperer to track, you know dogs, with a little SIM card in their color great tonight IoT the blue right. And underneath that, so in that seven by seven sort of those 49 things. You know where we can help a partner or by ourselves deliver about 42 of those rooms, which is fantastic but that’s what makes us that one stop shop or IoT and above so now let’s make that real with the cardiac or the monitoring use case so.

First of all, let’s just set it up for me if you have a pacemaker in the heart or in my father’s case he just has a little monitor device.

You know something has to get the data off of that that’s something typically will use a short-range technology in this case it’s moved to really like Bluetooth. It comes off onto a monitor that’s typically at the bedside because you’re going to spend a few hours in the bed every 24 hours at minimum there’s only 20 foot effective range around corners and all of that and ble heads. And now the challenge becomes how am I getting this back to where it needs to go right to some secure health cloud, how are we going to manage the sun for this customer well known large multinational medical device company.

You know they’ve picked course connectivity as a service it’s a cellular solution, and then, of course, that data eventually makes it to the caregiver etc. We’ve been working with this customer now about 11 years our engineers have worked every step of the way you know to architect, the solution we’re working on generation nine. Of the product set just fyi and as this customer has gained momentum in the market is not growing at about 20% a year them did last year just less than a million subscribers globally. And so, as that subscriber base has grown obviously our cash revenue as well right so last year, for example the right side of this page will global connectivity part of this page connecting them and all the countries of the business in was a little over $8 million of revenue right and, obviously, again, a growing number now 57 countries is the number of countries, this customer ships do today, if you need a two or three carriers to guarantee yourself a fun activity wherever you are sending the device.

You can do the math to turn 30 and 40 and even on an average of two and a half carriers you wouldn’t need to park and you need a small army of lawyers.

You wouldn’t get great prices, because you all enjoyed below we massively solve that problem for them all, by the way, when people move, they tend to take their pacemakers with them right.

So we gather data from over 100 countries for this customer and bring it back to what you know where they need it right so that’s our bread and butter now, it turns out that when you start to do these other services for a customer they add up fast they’re there they’re exciting growth numbers because.

You know the dollars, out of a lot faster than a small ARPU based kind of pivoted a service business that takes years to build up steam, this is looking over 10 years to get to a stream of $8 million.

Well, when the devices show up in our warehouse where we you know people are inherent acts and gloves and were ISO certified and not just by the way, 9001 but 134 and five for medical devices, we have all the FDA AIDS and HIV or AIDS in place, etc.

When we start to you know insert the sims test the connectivity make sure the right software firmware is on their stage it killed it ship it.

Support all that if it doesn’t work right out of the box is designed to do I don’t know about you guys, but you know my idea on that isn’t exactly great have the technology that will work right away just going to call for support.

That set of services that we do was over 22 million last right compared to the 8 million on the right.

And so that’s kind of the power of that one stop shop and why we think solutions can grow faster.

When you take that set of services, now, in conjunction with all the use cases we can apply these capabilities to ingest and connected health.

And then take it to our five go to market industry verticals you can see how and why our excitement as high as all these billions of devices to model, the next 10 to 15 years, and you can also sort of see that you know to your back to your point about who’s the competition. I mean, first of all those guys can serve you and 57 countries the seminars that you mentioned, forget all the other surgeons right, I mean it’s a different ballgame.

Jonathan Chaplin: So I mean that begs the question on the who are your competitors, is there, nobody else in this segment that really competes with you and I guess just to add to that. For this specific example. Is it is there any prospect of the medical devices companies themselves ever trying to self provision. This kind of service or is that is the complexity than sort of the benefit for the complex for the complexity involved just not make it worth it.

Romil Bahl: yeah so I mean that is the alternative business Jonathan the alternative for this customer would be to have a self-source for insurance group that managed carriers and 57 countries are actually in over 100 countries, whether people are to manage all those bills and all hundred numbers to call for support and all that sort of stuff to have different people play all of these different roles and I talked about. I mean sure right and that’s my point about that average of 18 partners to launch that’s an average this company would need. Over 100 and probably about 150 if I counted every carrier, they would need it’s almost impossible situation and, by the way, it’s not KORE to who you are poor, with the see just to be confused right if you just apply the ages, all the well proven well tested KORE competency what’s your KORE competency, what are you doing it for. Right you’re not a tech company and other SaaS company you just want that data and you want to get that data back into the hands of the caregiver right. I was on the phone with a Silicon Valley startup and the continuous glucose monitoring space, the CEO Sam great guy. You know, he looked at all our stuff he visited our Center and he goes Ronald I never wanna I never want to touch a device right you guys will get the devices from the container stemming off of. The ship the ships and reports and off and running, I just want data I want the data on a monitor it and I want to advise back to the patients, you know what steps they need to take etc, and so it really comes down to.

Romil Bahl: You know, do you want to do it yourself kind of question on this point. Let’s just back up and connect the dots when I said we stumbled around the first five years the last decade and that overall last decade, was disappointed. It was because everybody had to go put all of these Lego bricks together themselves, all of these services. Have a team partners right Well now, you don’t have to now if you’re a new entrant and you call us and, by the way, there’s a remote patient monitoring company and day.

Being being founded in the United States right when they call us and they say hey. You know, we need to do the same stuff the same week skills and blood pressure cuffs and thermometers and all of this stuff has to connect to. Our pub devices going to go in the House and then we’ve got to get the data back, and when you say yeah well this will problem we see all the time, in fact, we’re actually investing in a pre configured solution now that just makes it, you know much higher margin, obviously, as they sell in higher volumes because it’s pre configured and we can just add to the library of devices.

And these companies can go do their magic their magic is doing stuff with the data and so that’s kind of how I’d answer that in terms of competition, look Of course this competition reading but.

What I think what I’m saying is the one stop shop nobody’s saying that bring it all together literally I can be your only partner that you need. To adopt IoT that’s a huge statement and simplify when people actually hear that story we’ve been a pretty well kept secret for the last three two and a half years is we’ve been transforming one of the reasons to go public, by the way, is to get better visibility.

And and look the companies that have had to go build all the pieces themselves.

You know it’s harder for them to adopt right and so roughly 3400 actually over 3400 of our 3600 customers only back on activity forms.

As we cross sell into them as we as they grow new region new area and say Okay, where we can use our TEAM members to go do these activities that’s outsource some of this stuff before as we add. The stuff on the left of this page yeah massive cross sell opportunity just sitting right here and put.

Jonathan Chaplin: got it. The and presumably the data that runs through this network belongs to the customer, not to you is there are there ways that you can leverage the data as a product as well or is it is that all proprietary to the to your customers.

Romil Bahl: yeah so look so we think of data and sort of three buckets, if you will, or three levels right.

The most basic is usage data just how much data, did you use and right What was your plan, what do I believe in you and.

If I wasn’t pretty good at that I wouldn’t be building right and so we’ve become pretty darn good at handling usage data and optimizing data for ourselves to your point about high margins, etc, I mean connectivity as a services near 60% gross margin business for us. Not only because we are the largest customer these carriers and get really good prices. But because we’re so good at handling right we didn’t even say some days and sell the data plan charged overages but optimizing at the back end. By the way, I can now spend that around as a service and optimize on behalf of a customer for a fee we’re one of the few shops that can optimize cross carrier. How summarizing going to sell optimize across at amp D and myself, and then they don’t want to update you right and so there’s a ton of usage based services that will pretty darn good we’re getting really good at using Meta data, the data about the data, in fact, our security tools security pro our analytics pro tool are based on the data we get off of radius servers and Cisco routers and the lake about hey this session came on so much did ever sent, and then it went off of this time right.

And we can start to now apply machine learning and Ai techniques to this, as we get better and better at it to say oh listen your devices usually only come on twice a day for 30 seconds each.

Today, this one particular devices come on five times already, and it’s already sent the gigabyte what’s going up right.

I mean could be something as basic as a kid stole the Sim card, but put in the watch Netflix could be something you know some rogue state trying to get into your network, depending on what device, and what we’re talking about.

And so you can set up threshold anyways rules and the customer can say all right at this level alert me at this level just take the device offline or whatever.

So very nice SaaS read again per subscriber per month type of usage fees for these kinds of SaaS tools that were that we’re launching.

And then you get to the payload right the sensor data that most customers are doing the IoT for I’m sure that’s their data and we wouldn’t without their permission even look at it frankly.

That said, if you, you know, apply the same outsourcing KORE competency, can you hear me yep okay. My PC just went a little NUTS here. So you know you apply that same logic there’s no reason we can add more value to their data we’re having a couple of conversations with customers where we’re saying okay will store. Some of this data take some of the elements out and afforded to the Amazon cloud or the is your cloud where you have certain applications running.

And then send the rest of it down a private VPN tunnel encrypted end to end into your data lake right.

Those kinds of things, I think, is going to become a bigger and bigger part of our story, as we go, especially in the world of edge computing where people don’t want.

All their data being you know sent all around anyway right and and Oh, by the way, those data lakes aren’t exactly well used it many large enterprises, so I think chief data officers and CTOs will love the fact that we can add more value to it.

Jonathan Chaplin: got it so let’s zoom out a little bit Romil, talk about the market in general, so I think you’ve described it as a 320 $8 billion market today the market for IoT on a global basis you’re generating a little bit over $200 billion today so you’re obviously as a market leader targeting a small segment of that 320 $8 billion.

Jonathan Chaplin: Give us a sense of what sort of the total opportunity is today amongst that 320 $8 billion and then where’s the rest of it going how’s it divided up between carriers equipment companies your customers who are selling a service on to on to end users, what does that the sort of the division of the pie look like.

Romil Bahl: yeah so it’s 382 billion here at the end of 2020 which is really these three chunks the applications and platforms so largely software managed services and then product right if I was to you know sort of move you two years over to the left 2018 our first year at the company. The only place we competed in was that a little grey circle in connectivity right. And by the way we didn’t exactly compete across all of that, because kind of can be again this short range as long range there’s all these protocols and we were pretty singularly wireless focused resell only kind of business. We did a rough order of magnitude of what percentage of the market, we attacked back then, it was about 3% because connectivity is only 5% and we said we attacked about 60% of them left order magnitude within 3%.

Our transformation plan and our appetite is to meaningfully have the credibility to address 30% of this market by 2025.

Right and that’s the transformation we’ve been working on and I’m happy to take you to a transformation chart if you’d like to talk through the phases of that transformation what we’re working on. But that’s the appetite now I’m not suggesting that.

Any company, frankly, is going to be able to take 30% market share that’s not my point my point is that, across all of those kind of commissions and analytics all of those things you’ve heard us talk about with our number one customer. We want to be in a position to attack 40% which by the way, you know now gives us such a huge time. That it’s really now just a matter of getting ahead in the flow and taking your fair share right and it’s going to be a wild ride for 1015 years. As 12 billion IoT devices becomes 75 billion over to the right, so let me take a pause there and see if I answer Jonathan or you want me to go into something a little more.

Jonathan Chaplin: So what I’m really looking for Romil like the kind of companies, rather than the end devices how we divide the 382 up between so I guess what I’m most interested in is what, what are the, what are the carriers have a shot of capturing of that 380 $2 billion, and then we fast forward out to the $7 trillion in the decade, what are the carriers have a prospect of capturing of that.

Romil Bahl: Well, I mean by definition 5% is kind of activity and by definition or someone at a cellular that’s what the carriers have right, I mean yeah now.

I’m not suggesting for a moment the Vodafone couldn’t go tomorrow and say I’m going to be in the warehouse logistics business and I’m going to configure medical days ago but I’m just telling you.

If you just looked at the numbers 5% of the market is connectivity guess what the carriers do they do kind of have to know so everybody is a tiny player, are you seeing two screens or one.

Jonathan Chaplin: One and a half, when zoom in and the other one small.

Romil Bahl: yeah that’s what I was scared off, so let me flub these that better.

Jonathan Chaplin: yep.

Romil Bahl: All right, good so cross connectivity solutions and analytics those are the companies when you say I’m looking for companies Those are just some companies, by the way, that’s why I said, of course, there’s competition if for some reason. I would allow ourselves to go compete on our connectivity only RFP that Amazon launches tomorrow or General Motors USA launches tomorrow. I’d have competition right, I mean AT&T would be in there hasn’t been there TMo will be there at minimum if not some of the international carriers trying to make a global deal with General Motors stripe the fact of the matter is I won’t let ourselves compete.

Right it’s — there’s no complexity to it; it’s a one region, one country, one carriers. Right and Oh, by the way, if it didn’t he needs to ______ they have roaming relationships with Verizon and TMo and they’ll pay each other, the end of whatever period of Asia it’s got no value to me there’s no margin to be made on that business I’m not interested right.

When it’s you know cardiac or the monitoring shipping to 57 countries gathering data from 109 countries last report, I saw. There is there is really no competition now it’s not exactly a fair there’s a company out of the UK called wireless logic that was but about three years ago for 25 times EBITDA which by the way, is cheap compared to where I think they’ve settled for because the private markets really do understand the value of these IP assets.

You know they they’ve done a few acquisitions under Montague, the private equity shop that bottom. And so they’ve got pretty good pan Europeans to they got nothing here in the US, but that a pretty good pan European story so in Europe will tend to see them a lot so there’s competitors that are taking a page out of our book and are coming.

And we will stay, you know paranoid, and we will stay ahead and we will have another and similarly there’s a ton of solutions, better than 10 our cloud platforms out there, the trick is. Actually, orchestrating across that really treating these guys more as partners, bringing the experience of having served 10,000 use cases over the last 20 years to bear being that trusted advisor to a customer and helping make it easy for them that.

Nobody is saying they do that’s where I say we’re unique right if you just wanted to put me up against whoever cognisant tomorrow.

For some massive global private network deal, they would be really good they’d be really good come competitors add that, just as one part of an entire see as project we start to differentiate.

Jonathan Chaplin: got it got it Okay, and so zooming out a little bit more if the IoT market is 380 $2 billion market presumably that sits inside of the enterprise market for wireless services do Java sense how big the broader enterprise market is enterprise wireless market is and how rapidly that’s going to.

Romil Bahl: say that again I’m not sure I agree with that statement, you said, the entire $382 billion spent on IoT is inside of what.

Jonathan Chaplin: Enterprise so I’m thinking of the sort of zooming out to the enterprise market in in general I’m wondering how much of the broader enterprise market IoT is.

Romil Bahl: Oh, I see, I mean _________. Like that it type standard you mean that enterprises are digital transformation types.

Jonathan Chaplin: So if you go back to the sort — the three those three buckets of companies on the last slide — yeah IoT is just a portion of what those companies go after within the context of the enterprise market.

Romil Bahl: This is IoT yeah this entire _____ nearly $2 billion, yes is money spent on deploying some kind of device or sensor that’s hanging off the Internet and, therefore, an Internet of Things that’s the 382 billion it’s a small part of the Multi trillion dollar enterprise it market yeah, but this is all IoT yeah.

Jonathan Chaplin: Okay, and on this slide Romil a you’re showing a pretty massive acceleration from 19% of the course of the next five years to 50% over the subsequent five years — what drives that acceleration.

Romil Bahl: So that’s when 5G actually becomes real, in our opinion.

Jonathan Chaplin: All the hype aside the last three years of nonsense, where there was nothing out there and even today.

Romil Bahl: there’s no new radios out there there’s no modules I can really deploy I mean we’re so we’re still a couple of years from advising and customer to deploy IoT and 5G okay that’s that’s just reality, right now, when it comes when it comes with its greater bandwidth whether it’s.

Network slicing you know, basically, the three worlds of if you will have five g that we talked about it’s going to be hugely exciting, I mean if we thought 4G brought innovation right with Airbnb and Snapchat and Uber none of these things used to be possible, before you have that kind of power at your fingertips, we believe 5G will bring an order of magnitude more total innovation for us.

As that era gets rolling the five year of 2025 to 2035 is how long it will run and then at some point, you know we’ll start the hype about 60 and then, five years after we hear hey, but are we real 60 will come right, but the beauty of for us is we sort of don’t care, you know long term evolution LTE is designed to make it. Very network of networks oriented backward compatibility it’ll be much more seamless move on 4G to fabulous exuberant customers than the trauma they’ve gone through as 2G and 3G sunsets are occurring and we’re just going to keep riding this wave because fundamentally at the end of the day.

Right, it means 75 million devices will come out, no matter what kind of activity protocol they’re under and a ton of our services apply to lose device.

Jonathan Chaplin: got it and if we were to go back to that chart where you show the three buckets of companies who are the winners and losers in this process. You know, presumably costs for enterprises aren’t going up by $7 trillion so there’s value that’s going to be redistributed here present company excluded which companies are going to be the recipients of that value and.

Romil Bahl: Well boy. There was a CEO that said that it was the end of IBM this you’re putting me in an awkward spot look, let me say this right let me just say that the it isn’t necessarily Just what you do it’s how you adapt right it’s digital transformation which has dominated the last decade of IP spend in general tech spend in general is now moving out to the edge that’s what it gives you the power to do it lets you get a device out there and get your data and visibility like you could never get.

And now we’re getting better we’re losing that data now we want to put more compute power on the edge and I’m in a distributed edge computing model that allows you to just take actions, where they’re happening it’s making enterprises faster and more agile than ever before, and so I’ll just say that those companies that can make that adapt to this next era of digital transformation out of the edge are are going to be the winners.

Jonathan Chaplin: got it and Romil you you’ve in your projections you’ve got revenues for KORE going from a little over 200 million to 700 million organically.

Jonathan Chaplin: yeah and then potentially up to a billion in organically, one of the, what are the inorganic opportunities you’re looking at what are the sort of the holes in your portfolio that you need to fill.

Romil Bahl: yeah so um so let me show just Well, this is sort of the transformation chart right, and you know. Arguably we’re here sort of in the middle of phase two of this transformation so there’s work to be done with this phase three to be done, frankly phase two hasn’t quite moved as nicely, as I would like you know. They tell you all this stuff about the short forms back process, and then they diligence the crap out of you, and it takes a year anyway, and so, if people don’t think we’ve been a little distracted they’re kidding themselves right so yeah I mean you know there’s work to be done yet number one number two. The what is phase two and phase two is about Eastern leadership there’s a bit of work to be done and industry, go to market there’s a bit of work in the five industry sectors that we focus on maybe what just a quick gander actually right here, so you take all of those capabilities that talked about number one customer you expand those to all the cardiac or the monitoring and all the other remote patient monitoring use cases fleet was our largest fleet and telematics was our largest industry because that’s where you know it really started right was sleeping telematics and last year connected health became our largest and when About a third of our business and continues to have great momentum and then these next industries are coming the CSP is industrial IoT and all the smart Apps and then, of course, just passive monitoring there’s every product in the world wants to be monitored wants to be connected.

So those five industries, we launched only two of them right, this year we launched to help them sleep, I wanted to go slow.

I wanted to see how it would go learn from that before we launched the next one, so how does that link to emanate well.

I’d love to go do some m&a into those industries, you know get great talent great reference customers.

Some capabilities and slide them right into these five verticals, just like in connected health we did an acquisition integration there, the first bullet under 2020.

The head of the President, around is now sort of the guy that runs are connected health factors run belly sort of CEO of KORE connected health, if you will.

He wants to single handedly grow a $300 million practice and that billion dollar upside case that you talked about he wants to be a 300 million right.

Which means the other five industries, you know don’t have to quite average 200 to get to that building or a number so that’s one factor one key vector of m&a is how they fit into our go to market, the second key vector is, if you just look at the rest of 2G and 3G that sorry.

The next of phase to become a TELCO that I only think it comes to do 3G rest of phase two and phase three you’re trying to get ready for 5G we’re trying to get the analytics stuff off and running there may be some true technological capability acquisitions, we can do, where a team has been doing something for a couple years, two years have learned a bunch of lessons. We don’t have a has to be built here mentality we’d be happy to read those sorts of teams into our muscle So those are the two vectors I expect much of our m&a activity will go.

Jonathan Chaplin: got it, and given the unique set of capabilities that you’re putting together here I would imagine you’d be a natural acquisition candidate, probably for the companies in that middle circle On the on the chart that you’re showing. What what sort of companies would be interested in you, do you think well.

Romil Bahl: Look. You know it’s it’s it’s truly nutty and truly frothy in the market, but we were looking at a smaller company called it a slightly smaller version of four.

And you know let’s just say that our bid was blown out of the water because there’s apparently multiple bids of the 2526 27 times, he would be arranged for that thing and they’re small right, I mean they’re like a 10th of ourselves right.

So you look at that and you go. There is such an ad a recognition of the need to have IoT capability of the need to be good, as opposed to those seven challenges to accelerate company grows or need to serve other enterprises. That you know people who have let’s say missed out haven’t spent 20 years building an asset like for like we have.

You know, are looking to consolidate and whether those are, as you say, the large tech companies, whether it’s anyway look it could be just about anybody there’s at least three or four strategic groups of.

Companies that we think of as as potential acquirers, not least because they’ve they’ve called and kind of you know sort of had questions for us, but again look Whether that happens, or not, nobody knows what I do know is that we’ve got, you know as we build from this 2% of the time to 30% of the time kind of transformation we’ve got a really bright future ahead of us next you know 15, 20 years.

Jonathan Chaplin: got it and you, you mentioned that one of the reasons for going public is to draw more attention to the story, you also mentioned what I had a the sort of the stack de-SPAC process has been. What what’s The primary purpose beyond raising your profile of going of going public what, what do you need the capital for is it principally for m&a.

Romil Bahl: Well yeah but indirectly it in the sense that purpose number one every dollar not going to expenses right meaning transaction expenses every dollar is going to pay down there. Right and we have a pretty significant senior chunk of that like five and a half turns and then actually our preferred equity tranche beers it’s like it’s a dead like instrument to be added all out to them somewhere between nine and nine and a half times levels right. So we we immediately go down to something more human something recognizable and I think I think in the in the investor deck we say 1.7 X, but that’s obviously with an assumption of new inventions and getting all the cash, so we get anywhere near two times two and a half times it’s still massive financial flexibility to go with a public currency public stop in currency for m&a that we think will be very helpful to our m&a cause, as you said, I mean. Just at the base case just just get into the 414 forget the billion dollar aspiration for a second. You know, we throw off about 350 million dollars of free cash flow over the next five years right that’s the beauty of this low CAP X high profitability business that we have the luxury of building on the backs of these heavy capex guys the satellite guys in the nose and so. So we’ve got plenty of you know cash and ability to execute and that was that was our big reason to go public, apart from the visibility part and then I guess the third thing I would say. We were called we spoke to some other specs. We never really got interested, we got interested when Tim Donahue showed up the CEO of SCI tech right and Shaygon Kheradplr on that phone call and Timothy Cassavetes on that phone call.

I mean just a brilliant set of experts that have individually for that more about TELCO than I’ve ever learned and you know those guys will are being helpful will be helpful connecting us to company’s customers, you know expanding our reach, from an m&a perspective, etc.

Jonathan Chaplin: got it with that let’s open questions to the audience as by way of reminder if you’d like to ask a question hit star nine drop a question into the chat or email questions to ethan ethan dot Lacey at new street research.com and to begin with, even have you had any questions email them.

Ethan Lacy: yeah actually I do, can you guys hear me okay yeah. Great Romil again thank you so much for doing this it’s fascinating there was a question, just as it relates to the industry structure as far as competitive dynamics. If we can just kind of circle back on the idea of churn again obviously understand it’s fairly low for you, but can you help us understand. What typically drives turn in the industry is a prize competition product offering or something else, and when you do lose the customer, where they going.

Romil Bahl: yeah so I guess I’ll start by saying you know, this is not what we think of as churn in the ______ right, you know, this is not some consumer I’m an old business where people are changing out cell phones or cell phone plans and there’s churn occur right once a devices out there it’s going to throw off revenue for the lifetime already like seven years 10 years 20 years back when the half dozen acquisitions that happened between 2012 and 2016 to create the asset that became the KORE of KORE right the IoT kind of can be asset that, then, that I was handed to Sarah What can this will be as a company yeah back in those times because we have 13 platforms and You know, there was there was there was, it was a transformational time I’m not going to sit here and be the guy that said quote unquote they did a bad job of integration, it was just a very difficult time to manage to and some customers said we’re going to leave and go elsewhere, because we’re not happy with the service for getting the feature set we’re getting the platform up.

Some customers used to other companies or three other companies that we ended up rolling up. And they went whoa our sourcing guys demand that we have a second provider and a third provider so for the next X years we’re just not going to light up with KORE we’re going to go elsewhere, so that we can say we are you know we’re in compliance with our policy, whatever the reason. Right a set of customers said they’re not putting new sims out on us that set of customers that cohort is still giving us around.

In fact, if you look at our financial page we tell you it’s 15 million bucks revenue this year would not have 5 million next year I’m saying God it’s then finally done, you know so many years after that set of customers decided to leave.

By the way, that’s been a whole against my revenue trend reading the whole about after fall before I can grow what we’ve been handling and but it hasn’t been affecting our our top line growth just visually or optically when you first look at it.

So how do we think of churning if this isn’t that kind of churn that cell phones are changing culture right.

We think of churn as a customer basically turning to us and saying we’re not going to do business with you anymore we’re going to go elsewhere we’re going to go.

Right, there were three such customers all of last year that’s how far we have brought this business three customers All three were m&a situations.

Right, for example, a very large security company in the United States, but one of our customers, which is a smaller home security business.

And there’s a mandate to use AT&T nationwide by that customer, and so this customer called us and said, we probably can’t.

You know light up with you anymore, by the way they have done a bit because in some areas, they couldn’t they couldn’t get anything to work.

And so they still came to us for a little bit and, by the way, they’re going to give us revenue for the next two to five years, but the point is again.

We were already calling that a target customer because we’re not going to count on new subscribers coming from them so. In that sense, less than 1% of our revenue was impacted us this one those three customers represented less than 1% of our revenue last year that’s how we think that’s true but.

In general, our customers are growing on average about 20% long if we just don’t lose them which we’re not losing them anymore.

We really should see 20% more viable and when the ARPU doesn’t change drastically as a journey from 2G 3G to 4G.

You should start to see something closer to 15 20% revenue growth in the connectivity business, which again it’s been impacted by two things at one term customers.

And they are who did lines from 2G 3G to 4G so that’s why you see a real spike in our growth starting around 2324 25 because these effects these one time headwinds will be behind us, but.

Ethan Lacy: Again, and Romil there was a question from the field just on probably on private wireless networks and how you think about them.

Ethan Lacy: Specifically, there was a question on would you turn the MED tech contract as a private network running on public telcos in in your view, what is interesting about private networks use cases where’s the industry going, which plays players are poised to accrue bye thanks.

Romil Bahl: yeah so look so so private networking, first of all it’s very early. A lot of a lot of R&D to be done yet we’re not going to spend 100 $200 million of R&D on private networking right within a certain value pay for that with some VC and, by the way, that may become one of those acquisitions are on the capabilities right for us at some point. But um but we’re not that’s not how we, you know we think we’re going to attack private networking. Specifically for us it’s about again it’s partnering and bringing the ecosystem to bear and based on your needs what you know. So I have 50 factories around the world, I have seven big campuses around the world that have smaller satellite offices. How do I get total control of my network, I want to control my IP I want to make sure I have such high security that nobody can write can can come in and our networks and steal our data. We can work with our customer, we can help bring in some very large providers or private network for some of the larger plants.

We can handle obviously ourselves the smaller ones, and so there’s going to be alliances here.

You know, working we’re working with the likes of Nokia and Ericsson, and then a whole host of smaller businesses as we get ready to launch private networking next year with 5G and again it’s two three years out before it’s mature, but with 5G.

Private network gets a turbo boost because network slicing is a is a part and parcel of that more software defined 5G world, and so you know, will certainly be ready for that we’re, we’re working on some R&D and innovation projects today, for example, something we call for anywhere, which is really taking our multi carrier gateway.

And figuring out how to put it on the edge or put it out, where a tower infrastructure is so that we can really participate in the edge compute room but anyway it’s probably an hour by itself to talk about private networking.

Ethan Lacy: kind of fair enough and that kind of dovetails and.

Another question we just had about your when you think about 5G taken off in that period from 2025 to 2035.

You know, and again without going, you know, an hour specifically on private network or anything else, is there any other big picture you know ______ that you think about in terms of how you know whether it’s how your solutions.

Provided change or how will your capabilities change, how will pricing change in the industry if that’s you know enterprise for gigabit basis just you know any kind of thoughts and how your business probably will change during that decade that period.

Romil Bahl: So look so the 5G you know, there are five ways that we think about playing in phones right and that’s in our investors back by the way, for those of you that want to look at it and ranges everything from just being that premiere on the order for our customers, based on what part of the 5G world you want to be in it there’s that you know what today we call low power wide area fledgling efforts and narrowband IoT cat and those sorts of built for purpose built for IoT wireless networks will become massive IoT you know 5G. Right that’s where all the smart meters and smart lights and all of that, you know connectivity will go. Then there’s the high bandwidth stuff not just connected car and autonomous but AR and VR OPS and making all of that much higher ARPU right much higher prices, etc. And then there’s the ultra-reliable part of 5G — if you need robotic surgery, you might put a private network around a surgery center because you don’t want any blip in that network right at any time when when some kind of robots going into my heart for my eye or whatever it’s going into and so again, we have five specific ways we’re getting ready to play in 5G.

And you know our customers are relatively confident that they have in us the partner that orchestrates across all this stuff and will help them get there when they need.

Right, we know that it’s going to be 2G in Brazil to 2029 and you know there’s just nothing to be done there and they know that we’re On top of that, for them, and will help them on those ______.

Ethan Lacy: Go got it and then ____ and his last one for me and Romil — the last one for me from the field with- during that period when 5G takes off Romil do you have a specific view on the carriers themselves in terms of who may or may not be better positioned as it relates to 5G service, for example, do you know, would you take T Mobile, T Mobile’s big service will be differentiated or you know when you think about Dishes potential network would that be differentiating your services all thanks.

Romil Bahl: yeah so look somewhere — we’re sort of in this camp where I was from partners, and I want strong networks right and so we’re hopeful that Dish really will deliver to the promise and come through with you know in fact we’ve had a conversation very early conversation or two with them on what we might be able to do with them. We’re excited about the T mobile Sprint spectrum and there’s no reason they shouldn’t have as they keep saying the best 5G network in the country. If they can get there. And by the way Verizon are formidable competitors and won’t give up, and so you know look, I think I think there will be world class 5G networks, certainly here in the US. The question is who’s going to innovate and provide complimentary services and a holistic IoT value proposition right? What the carriers that have been most successful building an IoT time practice, like most of them have actually cared about that business and the nurturing right just throw it out, you know here’s my best network and here’s a price doesn’t work for IoT right might work for the consumer, business and so that’s where the carriers will win or lose as the 75 million devices come on.

Jonathan Chaplin: Well we’re going to have to have another session for you to come back on and talk about the private network business. And for that hour, because I know it’s something where keenly focused on and having a hard time figuring out figuring out in the context of emerging 5G applications in the enterprise space, but this is great, really, really appreciate your insights today. If we didn’t get to your questions, please, please Ping me afterwards and we’ll do our best to address them or will connect you with Romil and his team, so that they can address them directly thanks all for joining, and thanks RON Moore for doing this with us really appreciate it.

Romil Bahl: Now, as I was saying there’s a lot of fun thanks cheers.

Jonathan Chaplin: Thank you.

Important Information and Where to Find It

This communication references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This communication, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

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Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.